September 18, 2009
DIRECT DIAL: 212.451.2327
EMAIL: KSILVERMAN@OLSHANLAW.COM

BY EDGAR

Stephen G. Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ness Technologies Inc.
Form 10-K For the Year Ended December 31, 2008
Form 10-Q For the Quarter Ended March, 31, 2009
Forms 8-K Filed on February 4, 2009, May 5, 2009 and July 29,2009
File No. 000-50954

Dear Mr. Krikorian:

As counsel to Ness Technologies, Inc. (the “Company”), and its behalf, I am writing to advise the Commission that the Company is preparing its response to the Commission’s comment letter dated September 3, 2009.  The Company anticipates submitting its response on or before October 2, 2009.

In the interim, if you have any questions, I may be reached at (212) 451-2327.

Sincerely,

/s/ Kenneth M. Silverman

Kenneth M. Silverman

cc:	Ilan Rotem, Adv., Esq.
Steve Wolosky, Esq.